EXHIBIT 99.1

Foremost Clean Energy Engages RedChip Companies to Lead Investor Relations Efforts

VANCOUVER, British Columbia, Jan. 15, 2026 (GLOBE NEWSWIRE) -- Foremost Clean Energy Ltd. (NASDAQ: FMST) (CSE: FAT) ("Foremost”" or the "Company") that it has engaged RedChip Companies, Inc. (“RedChip”) to lead its investor relations and strategic communications efforts. RedChip will employ its comprehensive, multi-channel investor relations platform, including global digital distribution, investor webinars, roadshows, and its Small Stocks, Big Money™ television program, to communicate Foremost’s story to a wide base of institutional and retail investors.

“We are entering a highly important phase of development for Foremost as we advance a robust, multi-property exploration program in the Athabasca Basin amid strong macro tailwinds for nuclear energy,” said Jason Barnard, President and Chief Executive Officer of Foremost Clean Energy. “With multiple drill programs planned this year, an option to earn up to 70% interest in 10 prospective uranium properties from Denison Mines Corp. (“Denison”, NYSE American: DNN, TSX: DML), we believe this is the right time to expand our investor outreach. This engagement is designed to elevate Foremost’s profile and capitalize on the growing investor interest in critical minerals and nuclear’s fuel source: uranium. RedChip’s proven capital markets expertise, digital media platform, and deep relationships with the investment community make them an ideal partner as we work to more effectively communicate our story and long-term value proposition.”

Dave Gentry, CEO of RedChip, commented, “Foremost Clean Energy offers investors a compelling combination of scale, strategic positioning, and leverage to some of the strongest structural demand drivers in the clean energy sector. With a diversified uranium portfolio in the Athabasca Basin, an experienced management and technical team, and a clear exploration roadmap, Foremost is well positioned for discovery-driven growth. We look forward to working closely with management to elevate the Company’s visibility, clearly articulate its investment thesis, and expand engagement with the global investment community through RedChip’s integrated investor relations, media, and digital distribution platform.”

Under the terms of the agreement, RedChip of 431 E Horatio Ave, Suite #100, Maitland, FL 32751 (email: FMST@redchip.com) will receive $11,000 per month, beginning January 19, 2026, for six months. No securities will be issued to RedChip as compensation. To the Company’s knowledge, RedChip (including its directors and officers) holds no securities of the Company and maintains an arm’s-length relationship. The engagement of RedChip remains subject to Canadian Securities Exchange approval.

About Foremost

Foremost Clean Energy Ltd. (NASDAQ: FMST) (CSE: FAT) (WKN: A3DCC8) is a North American uranium and lithium exploration company strategically positioned to support the accelerating demand for reliable, carbon-free energy. As artificial intelligence, data centers, and electrification drive unprecedented growth in global power consumption, the expanding need for reliable nuclear baseload power creates a direct and critical imperative for the sustained exploration required to secure its uranium feedstock.

The Company holds an option from Denison to earn up to 70% interest in 10 prospective uranium properties (except for the Hatchet Lake, where Foremost can earn up to 51%), spanning over 330,000 acres in the prolific, uranium-rich Athabasca Basin region of northern Saskatchewan. The Company employs a data-driven exploration strategy supported by extensive historic drilling and geophysical data across its portfolio, including programs completed by Denison providing a validated roadmap and competitive advantage for targeting high-potential, mineralized trends. To date, Foremost has completed geophysical surveys and multiple drill campaigns that have generated encouraging results and defined high-priority, discovery-ready targets for follow-up drilling.

Foremost also has a portfolio of lithium projects at varying stages of development, which are located across 55,000+ acres in Manitoba and Quebec providing exposure to other critical materials underpinning electrification and energy storage.

For further information, please visit the Company’s website at www.foremostcleanenergy.com.

Contact and Information

Company:
Jason Barnard, President and CEO
+1 (604) 330-8067
info@foremostcleanenergy.com

Follow us or contact us on social media:
X: @fmstcleanenergy
LinkedIn: https://www.linkedin.com/company/foremostcleanenergy
Facebook: https://www.facebook.com/ForemostCleanEnergy

Investor Relations Contact:
Dave Gentry, CEO
RedChip Companies, Inc.
1-800-REDCHIP (733-2447)
1-407-644-4256
FMST@redchip.com

Forward-Looking Statements

Except for the statements of historical fact contained herein, the information presented in this news release and oral statements made from time to time by representatives of the Company are or may constitute “forward-looking statements” as such term is used in applicable United States and Canadian laws and including, without limitation, within the meaning of the Private Securities Litigation Reform Act of 1995, for which the Company claims the protection of the safe harbor for forward-looking statements. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Any other statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect,” “is expected,” “anticipates” or “does not anticipate,” “plans,” “estimates” or “intends,” or stating that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved) are not statements of historical fact and should be viewed as forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risks and other factors include, among others, the availability of capital to fund programs and the resulting dilution caused by the raising of capital through the sale of shares, continuity of agreements with third parties and satisfaction of the conditions to the option agreement with Denison, risks and uncertainties associated with the environment, delays in obtaining governmental approvals, permits or financing. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Although the Company believes that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, it can give no assurance that its expectations will be achieved. Forward-looking information is subject to certain risks, trends and uncertainties that could cause actual results to differ materially from those projected. Many of these factors are beyond the Company’s ability to control or predict. Important factors that may cause actual results to differ materially and that could impact the Company and the statements contained in this news release can be found in the Company’s filings with the Securities and Exchange Commission. The Company assumes no obligation to update or supplement any forward-looking statements whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements contained in this news release and in any document referred to in this news release. This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities. and information. Please refer to the Company’s most recent filings under its profile at on Sedar+ at www.sedarplus.ca and on Edgar at www.sec.gov for further information respecting the risks affecting the Company and its business.

The CSE has neither approved nor disapproved the contents of this news release and accepts no responsibility for the adequacy or accuracy hereof.